Chicago New York Washington, DC London San Francisco Los Angeles Singapore
May 30, 2024	Dallas Miami vedderprice.com
VIA EDGAR	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Palmer Square Funds Trust/Palmer Square Credit Opportunities ETF Registration Statement on Form N-1A File Nos. 333-277718 and 811-23946

Dear Ms. Smiley:

On behalf of the registrant, Palmer Square Funds Trust (the “Registrant”), we are responding to the staff’s comments dated March 29, 2024, in regard to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”). In addition, Registrant has added two new series in this Pre-Effective Amendment. Each new series is a passively managed ETF which seeks to follow investment results that correspond to proprietary indices created by the adviser.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the initial Registration Statement.

PROSPECTUS

Cover Page

1.	Comment: Please complete all blank fields.

Response: Registrant has completed all blank fields.

Fees and Expenses of the Fund (Page 1)

2.	Comment: The fee table is incomplete. When completing, please provide an estimate of organizational and offering costs, disclose the party responsible for paying these expenses, and, if applicable, confirm that they will be included in the line item for Other Expenses in the fee table.

Response: The Registrant has completed the fee table. Organizational and offering expenses are paid by the investment adviser from the unitary fee.

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May 30, 2024

Example (Page 1)

3.	Comment: On Page 1, the Example contains a sentence stating that the example reflects the Fund’s fee waiver agreement but only for the contractual term of the fee waiver. The fee table, however, does not contain any line item showing a fee waiver. If such a fee waiver agreement will be in place for at least one year from the date of effectiveness of the registration statement, please ensure that the fee table is updated accordingly with the contractual term of the waiver agreement referenced in footnote disclosure to that line item. If a fee waiver agreement will not be in place, please update the introductory disclosure in the Example to remove reference to the fee waiver agreement.

Response: Registrant confirms that there will not be a fee waiver in light of the unitary fee structure.

4.	Comment: Because this is a new fund, please include disclosure that the expenses are based on estimated amounts for the current fiscal year.

Response: Because of the unitary fee structure, Registrant does not believe this disclosure is relevant.

Principal Investment Strategies (Pages 1-2)

5.	Comment: The first paragraph on Page 1 of this section details a list of investments that the Fund may invest in. Please confirm that each listed security type is a principal strategy of the Fund.

Response: The Registrant confirms that each listed security type is a principal strategy of the Fund.

6.	Comment: The last sentence of the first paragraph on Page 1 of this section states that the Fund can invest in securities of foreign issuers. Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose in the principal risk section, along with other required disclosure regarding the risks of the Fund’s ETF structure that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Fund could hold securities that are traded outside of a collateralized settlement system. Registrant has added the requested risk disclosure in response.

7.	Comment: With respect to the Fund’s disclosed ability to invest in securities of foreign issuers on Page 1 of this section, please explain supplementally to the staff whether the Fund can invest in emerging markets securities and non-US or US-dollar denominated debt from emerging markets, and if so, add disclosure in Item 4 if such investments will be principal strategies or in Item 9 or the SAI, as appropriate, if such investments will be non-principal strategies.

Response: The Fund is not precluded from investing in emerging market securities. Registrant confirms such investments are not a principal investment strategy and has added additional disclosure in the SAI.

May 30, 2024

8.	Comment: The second full paragraph on Page 2 of this section, states that the Fund “may also employ derivatives” for hedging purposes and some investments could count towards satisfaction of the Fund’s 80% policy. Please confirm supplementally to the staff that the list of derivatives will be used as principal strategies. If not, please move this disclosure to Item 9 or the SAI as appropriate. For the instruments that will be used as principal strategies, particularly for the instruments that could be used to satisfy the 80% policy, please identify those instruments, and describe with more specificity how those will be used in Item 4 and/or Item 9 as appropriate.

Response: Registrant confirms that the listed derivatives will be used as principal strategies and may be used for both. Registrant believes the summary section already states the intended uses of derivatives – to achieve the Fund’s objective, hedge risk and enhance liquidity.

9.	Comment: The third full paragraph of this section on Page 2 states that the Fund seeks to identify investments “that it believes can provide highly competitive rate yields and total return over the long term with relatively mitigated credit risk.” Please describe how the Fund interprets the phrase “relatively mitigated credit risk” and what techniques the Fund will employ to mitigate credit risk.

Response: Registrant has added disclosure regarding the techniques used to mitigate credit risk.

Principal Investment Risks (Pages 2-5)

10.	Comment: Beginning on Page 2 of the prospectus, the principal risks of the Fund are described. Once the principal investment strategies are finalized and refined, please ensure that there is summary risk disclosure in Item 4 for each principal strategy listed with enhanced disclosure in Item 9 or the SAI as appropriate. For example, you list investments in covenant-lite securities as a principal strategy but there is no principal risk disclosure in Item 4 regarding the risks of these securities.

Response: The Registrant has reviewed the principal strategies and risks and added appropriate disclosure.

11.	Comment: Page 1 of the prospectus discloses that the Fund may invest in US-dollar and non-US dollar denominated debt securities and securities of foreign issuers but there is no principal risk disclosure of these investments in Item 4 or Item 9. Please add summary risk disclosure regarding these principal strategies with more enhanced disclosure in Item 9 or the SAI as appropriate. Also, if the principal strategies of the Fund will include investments in emerging markets, please add disclosure of the specific risks of those types of investments.

Response: The Registrant has made the requested changes. Registrant does not intend to invest in emerging market debt securities as a principal investment strategy.

May 30, 2024

12.	Comment: The Fund is an ETF and there is no principal risk disclosure specific to the Fund’s structure as an ETF. Please add specific risk disclosure that covers, at a minimum, the following points:

a)	Please disclose the risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that the investors may pay more or receive less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.

b)	Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF’s shares and the underlying value of those shares.

c)	Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this, in turn, could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

d)	Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has made the requested changes.

13.	Comment: The last bullet point on Page 5 of the prospectus states that the Fund is “non- diversified.” Please reference the Fund’s status as a non-diversified fund in its principal strategies and add risk disclosure explaining the risks of a non-diversified Fund.

Response: The Registrant has made the requested change.

Performance (Page 5)

14.	Comment: Please supplementally identify for the staff the benchmark indices the fund intends to use for the performance presentation. We may have additional comments.

Response: The Registrant intends to use the Bloomberg US Corporate 1-3 Year Index as the benchmark indices for the Fund.

Purchase and Sale of Fund Shares (Page 5)

15.	Comment: The second sentence of this section on Page 5 states that the Fund generally redeems and sells shares in Creation Units in exchange for a deposit of securities or cash. Given the Fund’s strategy, please confirm supplementally to the staff whether the Fund anticipates issuing and redeeming Creation Units primarily in cash. If so, please add risk disclosure that the purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. In addition, please also disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that these costs are not offset by a transaction fee payable by an authorized participant.

Response: Registrant confirms that it expects to issue and redeem Creation Units primarily in cash. Registrant has added the requested risk disclosure.

May 30, 2024

More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks (Pages 7-14)

16.	Comment: Please conform changes to Item 4 made in response to comments to the Item 9 disclosure as appropriate.

Response: The Registrant has made the requested changes.

Statement of Additional Information

Management of the Trust Trustees and Officers (Page B-29 & Signature Page)

17.	Comment: The table on Page B-29 of the SAI page 12 indicates that the Trustees and officers have not been identified for the Trust and the registration statement has been signed only by the chief executive and financial officers. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees and all Trustees and officers of the Trust are identified. See Section 6(a) of Securities Act.

Response: The Registrant confirms the Trustees will sign Pre-Effective Amendment No. 1 and all subsequent amendments to the Registration Statement.

Purchase and Redemption of Shares in Creation Units (Page B-41-B-46)

18.	Comment: The section entitled “Acceptance of Orders of Creation Units” on Page B-44 discloses certain instances when an order for a Creation Unit might be rejected, including two subparagraphs (d) and (e) when such an order might be rejected based on opinion of counsel. Please explain supplementally why subparagraphs (d) and (e) are necessary or whether they can be combined.

Response: The Registrant finds both subparagraphs necessary as they contemplate different instances where counsel opinion provides grounds to reject an order for a creation unit. The first subparagraph contemplates a counsel opinion that acceptance of the Fund Deposit itself would be unlawful. The second subparagraph contemplates a counsel opinion that receipt of the order for a creation unit itself would be unlawful. The Registrant respectfully declines to make the suggested change to this disclosure.

19.	Comment: In the same section on Page B-44, please delete the following language in the first sentence: “without limitation”.

Response: The Registrant has made the requested changes.

May 30, 2024

Part C

Exhibits

20.	Comment: The staff needs to review the Declaration of Trust and Bylaws of the Trust prior to effectiveness. Please transmit to the staff for review once completed.

Response: The Declaration of Trust and Bylaws of the Trust will be filed with Pre-Effective Amendment No. 1.

21.	Comment: Please confirm that the legal opinion to be filed as Exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Registrant confirms that the legal opinion to be filed as Exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Other Information

22.	Comment: If the Registrant may indemnify a director, officer, or controlling person against liabilities arising under the Securities Act of 1933 (“Securities Act”), please add a description of the indemnification provisions including an undertaking to the registration statement that states the indemnification language of Rule 484 under the Securities Act of 1933.

Response: The Registrant has made the requested changes.

GENERAL COMMENTS

23.	Comment: Please identify the person or entity that will be providing the seed capital for the Trust and their relationship to the Trust.

Response: The Adviser or an affiliate will provide the regulatory seed capital for the Trust.

24.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application (other than the co-investment exemptive application) or any no-action request in connection with the registration statement.

Response: The Registrant does not intend to submit any exemptive application in connection with the Registration Statement. Registrant may in the future apply for relief to offer mutual fund share classes.

25.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant acknowledges the staff’s comment.

26.	Comment: A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: Registrant acknowledges the staff’s comment.

May 30, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Joseph Mannon at 312-609-7883.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder